Exhibit 21.1

Subsidiaries of Matternet, Inc.

Name	Jurisdiction of Incorporation or Organization
Matternet Operations, Inc.	Delaware
Matternet Operations GmbH	Switzerland
Matternet Europe IKE	Greece
Matternet UK LTD	United Kingdom